# Exhibit A

## Consents of Nominee for Director of Charles & Colvard Ltd.

1. I hereby consent to be named as a nominee for director in any proxy materials issued by any person in connection with the 2025 Annual Meeting of Shareholders of Charles & Colvard Ltd. and to serve as an independent director for my full term if I am elected.

2. I (1) have no agreement, arrangement, or understanding with, nor have I (2) given any commitment or assurance to, any person or entity as to how I, if elected as a director, will act or vote on any issue or question.

3. I am not receiving any compensation, reimbursement, or remuneration for my agreement to be a nominee or to serve as a director.


_Ben Franklin_ _(signature)_                            _8/21/2025_

Ben Franklin                                                    Date

## **Consents of Nominee for Director of Charles & Colvard Ltd.**

1. I hereby consent to be named as a nominee for director in any proxy materials issued by any person in connection with the 2025 Annual Meeting of Shareholders of Charles & Colvard Ltd. and to serve as an independent director for my full term if I am elected.

2. I (1) have no agreement, arrangement, or understanding with, nor have I (2) given any commitment or assurance to, any person or entity as to how I, if elected as a director, will act or vote on any issue or question.

3. I am not receiving any compensation, reimbursement, or remuneration for my agreement to be a nominee or to serve as a director.

_____          August 25, 2025

Michael R. Levin                                                  Date

## Consents of Nominee for Director of Charles & Colvard Ltd.

1. I hereby consent to be named as a nominee for director in any proxy materials issued by any person in connection with the 2025 Annual Meeting of Shareholders of Charles & Colvard Ltd. and to serve as an independent director for my full term if I am elected.

2. I (1) have no agreement, arrangement, or understanding with, nor have I (2) given any commitment or assurance to, any person or entity as to how I, if elected as a director, will act or vote on any issue or question.

3. I am not receiving any compensation, reimbursement, or remuneration for my agreement to be a nominee or to serve as a director.


_____          _____8/21/25_____

Lloyd M. Sems                                Date